PROMISSORY NOTE

$300,000	Mahwah, New Jersey
December 31, 2006

ACORN FACTOR, INC., a Delaware corporation (the “Borrower”), for value received, hereby unconditionally promises to pay to JOHN A. MOORE (the “Lender”) at such place as may be designated from time to time by the Lender, on June 30, 2007 (the “Maturity Date”), or earlier as provided below (the “Payment Date”), the principal sum of Three Hundred Thousand Dollars ($300,000.00).

This Note shall bear interest at a rate of 9.50% per annum (the “Interest Rate”).

Interest will be calculated based on a year of 365 days for the actual number of days elapsed. Payment of all accrued and unpaid interest shall be due and payable on the Payment Date.

The Borrower shall have the right to repay at any time prior to the Maturity Date, without premium or penalty, all of the principal indebtedness evidenced by this Note, together with accrued interest on the principal to the date of such prepayment; provided, however, that this Note shall become immediately due and payable to the extent net proceeds are raised by Borrower through any equity or debt financing or sale of shares of stock of Comverge, Inc.

At the option of the Lender, this Note, with accrued interest, shall become immediately due and payable, without demand and notice, upon the (i) the insolvency or failure of the Borrower to generally pay its debts as they come due, (ii) assignment for the benefit of creditors of, or appointment of a receiver or other officer for, all or any part of the Borrower’s property or (iii) adjudication of bankruptcy, or filing of a petition under any bankruptcy or debtor’s relief law by or against Borrower.

No failure by the Lender hereof to exercise, and no delay in exercising, any right or remedy hereunder precludes any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies of the Lender as herein specified are cumulative and not exclusive or any other rights of remedies which such holder may otherwise have.

No rescission, waiver, forbearance, release or amendment of any provision of this Note shall be made, except by a written agreement duly executed by the Borrower and the Lender.

It is the express intention of the Lender and the Borrower that nothing contained in this Note shall require Borrower to pay any interest at a rate exceeding the maximum permissible rate (which means the rate that if exceeded could, under applicable law, result in civil or criminal penalties being imposed on Lender or result in Lender being unable to enforce payment or repayment of all or part of the principal of, or the interest due or to become due on the Note). If the Borrower should pay, or Lender should collect or receive any interest in excess of the rate specified in the preceding sentence, such payment shall be deemed to be the property of the Borrower in all regards, and shall be held in trust by Lender for the benefit of the Borrower, and shall be repaid to the Borrower with interest accrued thereon from the date of receipt by Lender to the date of repayment to the Borrower, at the overnight federal funds rate as determined by Lender.

This Note shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws. This Note shall be binding upon the successors and assigns of the Borrower and inure to the benefit of the Lender and his successors and assigns.

The Borrower agrees to pay all costs and expenses incurred by the holder hereof in enforcing this Note, including, without limitation, attorneys' fees and disbursements incurred in connection therewith, to the extent permitted by law.

IN WITNESS WHEREOF, the undersigned has executed this Note as of the day and year first above written.

ACORN FACTOR, INC.

By:	/s/Michael Barth
Name: Michael Barth Title: Chief Financial Officer

ACKNOWLEDGED:

/s/ John A. Moore
John A. Moore